

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

      Re: RH
          Form 10-K for Fiscal Year Ended February 2, 2019
          Filed March 29, 2019
          File No. 1-35720

Dear Mr. Friedman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Consumer Products

cc: Edward Lee